Exhibit 8.1

Phone:	215-569-5500

Fax:	215-569-5555

December 9, 2005

General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076

Re:	General Cable Corporation Registration Statement on Form S-4

Ladies and Gentlemen:

     You have requested our opinion regarding the material U.S. Federal income tax considerations expected to result to holders of 5.75% Series A Redeemable Convertible Preferred Stock of General Cable Corporation, a Delaware corporation (the “Company”), pursuant to the transactions described in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2005 (File No. 333-129577), as amended (the “Registration Statement”). All capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement. This opinion supersedes and replaces in its entirety the penultimate paragraph of our opinion dated November 9, 2005, originally filed as Exhibit 5.1 to the Registration Statement (the “Original Opinion”). The remainder of the Original Opinion shall remain in full force and effect.

     For the purpose of rendering our opinion, we have examined and relied upon copies of such corporate records of the Company and other documents, including the Registration Statement filed by the Company, as we have deemed necessary or appropriate.

     In the event that the transactions described in the Registration Statement are consummated in a manner that is inconsistent with the manner in which it is described in the Registration Statement, our opinion may be adversely affected and may not be relied upon.

     We have advised you in connection with the material U.S. Federal income tax considerations described in the Registration Statement. We confirm that the statements of law and legal conclusions contained in the Registration Statement under the caption “Material U.S. Federal Income Tax Considerations” constitute our opinion.

     This opinion represents and is based upon our best judgment regarding the application of U.S. Federal income tax laws arising under the Code, the final, temporary and proposed

General Cable Corporation
December 9, 2005

Treasury Regulations promulgated thereunder, and administrative pronouncements and rulings and judicial decisions, as they currently exist as of the date of this letter. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position and that a court will not reach a different conclusion.

     Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. Federal income tax laws.

     This opinion addresses only the matters set forth herein and does not address any other U.S. Federal, state, local or foreign tax consequences that may result from the transactions described in the Registration Statement.

     This opinion is being delivered to you and may be referenced and referred to in the sections entitled “Material U.S. Federal Income Tax Considerations” and “Questions and Answers” in that certain Registration Statement. It is not to be used, circulated, quoted or otherwise referred to for any other purposes without our express written permission. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions listed above that is part of the Registration Statement.

Sincerely,

/s/ Blank Rome LLP

Blank Rome LLP